EXHIBIT 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in millions)

						For The
						Nine Months
						Ended
	For The Years Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(In millions, except ratio)
Earnings
Pre-tax income (loss) from continuing operations	$632	$(180)	$(1,883)	$(1,074)	$(802)	$(152)	$(619)
Minority interests in consolidated subsidiaries	204	219	217	53	66	58	14
(Income) loss from equity investees	(423)	(437)	214	(362)	(547)	(802)	(184)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and (income) loss from equity investees	413	(398)	(1,452)	(1,383)	(1,283)	(896)	(789)
Fixed charges	1,389	1,462	1,582	1,913	1,752	1,349	1,101
Distributed income of equity investees	317	287	257	345	335	223	198
Capitalized interest	(75)	(63)	(28)	(31)	(39)	(29)	(31)
Preferred returns on consolidated subsidiaries	(221)	(219)	(217)	(53)	(78)	(67)	(14)

Total earnings available for fixed charges	$1,823	$1,069	$142	$791	$687	$580	$465

Fixed charges
Interest and debt costs	$1,115	$1,212	$1,326	$1,822	$1,640	$1,256	$1,057
Interest component of rent	53	31	39	38	34	26	13
Preferred stock dividends and preferred returns on consolidated subsidiaries	221	219	217	53	78	67	31

Total fixed charges	$1,389	$1,462	$1,582	$1,913	$1,752	$1,349	$1,101

Ratio of earnings to combined fixed charges and preferred stock dividends(1)	1.31	—	—	—	—	—	—

(1)	Earnings were inadequate to cover fixed charges by $393 million, $1,440 million, $1,122 million and $1,065 million for the years ended December 31, 2001, 2002, 2003 and 2004, respectively, and $769 million and $636 million for the nine months ended September 30, 2004 and 2005.
      For purposes of computing these ratios, earnings means pre-tax income (loss) from continuing operations before:

—	minority interests in consolidated subsidiaries;
—	income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and
—	fixed charges;
      less:

—	capitalized interest; and
—	preferred returns on consolidated subsidiaries.
      Fixed charges means the sum of the following:

—	interest costs, not including interest on rate refunds;
—	amortization of debt costs;
—	that portion of the rental expense which we believe represents an interest factor;
—	preferred stock dividends; and
—	preferred returns on consolidated subsidiaries.